Consent of Independent Registered Public Accounting Firm
The Board of Directors
Myers Industries, Inc.:
We consent to the incorporation by reference in the registration statements Nos. 333-158055, 333-71852, 333-90367 and 33-47600 on
Form S-8; Nos. 333-124586 and 33-50286 on Form S-3, of Myers Industries, Inc. and subsidiaries (Company), of our reports dated March 12, 2010, with respect to the statements of consolidated financial position of the Company as of December 31, 2009 and 2008, and the related statements of consolidated (loss) income, shareholders’ equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company.
/s/ KPMG LLP

Cleveland, Ohio
March 12, 2010